Exhibit 99.1

FOR IMMEDIATE RELEASE

GoldMining Announces Approval for Listing on NYSE

American and Inaugural trading date

Vancouver, British Columbia – October 1, 2020 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; OTCQX: GLDLF) is pleased to announce that its common shares (the "Common Shares") have been approved for listing and trading on the NYSE American. The Company expects that its Common Shares will commence trading at market open on the NYSE American on October 6, 2020 under the symbol “GLDG” and will be delisted from the OTCQX.

The Common Shares will continue to trade on the Toronto Stock Exchange under the ticker symbol "GOLD".

Amir Adnani, Chairman, stated: "We are pleased to announce our listing on the NYSE American stock exchange, which will provide enhanced access to the world's largest and most liquid equity market, increasing our exposure to a larger and substantially more diverse audience of institutional and retail investors.

Recently, we have announced new strategic initiatives and taken important measures to further our strategy and leverage our expansive diversified portfolio of resource-stage gold projects. These included recent high-profile senior management appointments and the launch of Gold Royalty Corp., our royalty-focused subsidiary. Listing on the NYSE American constitutes an additional and significant step on the road to deliver exceptional value to our shareholders."

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Chairman
Garnet Dawson, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3

Qualified Person

Paulo Pereira, President of GoldMining Inc. has reviewed and approved the technical information contained in this news release. Mr. Pereira holds a Bachelors degree in Geology from Universidade do Amazonas in Brazil, is a Qualified Person as defined in Canadian National Instrument 43-101 and is a member of the Association of Professional Geoscientists of Ontario.

Forward-looking Statements

This document contains certain forward-looking statements that reflect the current views and/or expectations of GoldMining with respect to its business and future events, including statements with respect to the expected listing date on the NYSE American and the Company's long-term plans. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: the Company continuing to meet the listing requirements of the NYSE American as at the expected time for commencement of trading, the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drill results and other exploration data, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with GoldMiningꞌs expectations, title and permitting matters, fluctuating metal prices and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs Annual Information Form for the year ended November 30, 2019, management's discussion and analysis for the three months ended February 29, 2020 and other filings with Canadian securities regulators, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward looking information, will prove to be accurate. GoldMining does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities law.

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3